                                                                  EXHIBIT (a)(7)

                                 PRESS RELEASE

                             FOR IMMEDIATE RELEASE
                                1 OCTOBER 1997

     ACQUISITION OF ALL AMERICAN BY PEARSON TO CREATE THE WORLD'S LARGEST
                       INTERNATIONAL TELEVISION PRODUCER

  Pearson television is poised to become the world's leading international producer of entertainment and serial drama following the announcement by Pearson plc today that it is to launch a recommended $25.50 per share cash tender offer worth $373m ((Pounds)233m) for All American Communications, Inc., a major international television producer and distributor.

  All American is the world's largest owner and distributor of game shows with more than 90 shows currently on the air in 29 countries including Blind Date, The Price is Right and Family Fortunes in the UK. In the US it owns a number of US drama series, including Baywatch, which is one of the most watched shows in the world, having been sold to more than 100 countries. All American has grown rapidly in the last few years and in 1996 achieved revenues of $237m ((Pounds)148m) and an operating profit of $40m ((Pounds)25m) on a UK GAAP basis.

  Pearson Television is already one of the largest producers of serial dramas with 12 shows in 6 languages in 8 different countries. It also produces well-known British programmes such as The Bill, Birds of a Feather, Wish You Were
Here.........?, This is Your Life and Goodnight Sweetheart. It owns a number of production companies, including Grundy Worldwide, Alomo and Thames Television; a 24% stake in Channel 5 and an international distribution company which sells programmes worldwide. Pearson Television revenues were (Pounds)257m with an operating profit of (Pounds)45m in 1996.

  In addition to the acquisition of shares, Pearson will assume All American's net debt which totaled $136m at June 30,1997. Net assets, excluding net debt, are estimated to be $63m at the date of acquisition. This excludes goodwill in All American's balance sheet. After taking account of expenses, goodwill is estimated at $451m ((Pounds)282m).

  Pearson has received binding commitments to accept the tender offer from holders of 49% of All American's shares and the Board of All American has unanimously approved the tender offer.

  Pearson will be funding the acquisition from its existing cash resources. Already this year Pearson Television has raised (Pounds)134m from the sale of minority stakes in TVB, the Hong Kong broadcaster and in Flextech.

  Marjorie Scardino, Chief Executive of Pearson plc said:

  "This major expansion of our worldwide television business is absolutely in line with our strategy to own high volume, highly rated programming. We expect it to be earnings enhancing in the first year, helping us achieve our group goal of double-digit earnings growth, and it will add value for Pearson shareholders."

  Greg Dyke, Chairman and Chief Executive of Pearson Television said:

  "We have long admired All American's creative achievements and entrepreneurial culture, knowing it would make an exceptional fit with our existing businesses. The combination of the two companies will result in significant efficiencies and will strengthen our position in Europe and the USA as well as in the emerging markets of Latin America, Eastern Europe and Asia."

  For further information:

  Marjorie Scardino,    Chief Executive      Pearson plc            0171 411 2000
  John Makinson,        Finance Director
  Clare Chalmers,       Public Affairs

  Greg Dyke,            Chief Executive      Pearson Television     0171 691 6000
  Roy Addison,          Communications


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  IN THE UNITED STATES

  Pearson plc
   Lucas van Praag,               Brunswick Group Inc                         212 333 3810

  Pearson Television
   Dick Lippin                    The Lippin Group                            213 965 1990

NOTES TO EDITORS

BACKGROUND TO ALL AMERICAN

  All American consists of a number of companies around the world including Premantle (entertainment production and licensing), Goodson (entertainment production and format ownership), Baywatch (drama production and distribution) and a US domestic syndication operation.

  It also owns an international television programme sales company, a music business, and an international talkshow production company.

  Sixty per cent of All American's television profits now come from its businesses outside the US. It is a major producer and licenser in key European countries such as the UK, Germany and France as well as in emerging markets in Asia, Latin America and Eastern Europe.

  For example, in the UK it either produces or licenses programmes such as Blind Date, The Price Is Right, Family Fortunes, Play Your Cards Right and Strike It Rich. In Germany it is responsible for $25,000 Pyramid, The Price Is Right, Jeopardy, Card Shark and Family Fortunes, and in France The Price Is Right and Family Feud.

  All American owns, produces or distributes more than 50% of the television game shows now on air worldwide. Many of these formats are long-running international classics. The Price is Right first went on the air in America in 1971 and is still one of the most successful in the CBS schedule.

  All American is also known for productions such as Baywatch, the beach lifeguard drama series, which has been on the air in the US since 1991. Baywatch has been sold to more than 100 countries and is one of the most widely watched television programmes in the world. It is now in production for the 1997/8 season. All American is also responsible for other series such as Sinbad, Ghost Stories and for a television movie-of-the-week production operation.

  In addition All American has one of the largest US domestic syndication operations outside the major studios.

ALL AMERICAN FINANCIAL BACKGROUND

  The table below summarises All American's recent financial performance, as published under US GAAP. Operating income has been shown before and after goodwill amortisation, the only material difference between US and UK GAAP which affects these figures. Also a pro forma earnings per share has been calculated which excludes goodwill amortization, an extraordinary charge for redemption of debt in 1996 and adjusts tax to a rate that is expected to be achieved under Pearson ownership.

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
                                                                YEAR ENDED 31
                                                                  DECEMBER
                                                              -----------------
                                                              1994  1995  1996
                                                              ----- ----- -----
                                                               $M    $M    $M
Sales.......................................................  114.9 228.8 236.5
Operating income before goodwill amortization...............    7.4  24.1  40.1
Operating income after goodwill amortization................    6.5  21.7  35.5
Income before tax and extraordinary charge..................    0.8  12.5  24.3
Net income..................................................    0.5   7.2  12.7
EPS ($).....................................................   0.07  0.87  1.06
Pro forma EPS ($)...........................................   0.20  1.25  1.68
(adjusted for goodwill amortisation, tax rate and extraordi-
 nary charge)

                                                                      SIX MONTHS
                                                                       ENDED 30
                                                                         JUNE
                                                                      ----------
                                                                      1996 1997
                                                                      ---- -----
                                                                       $M   $M
Sales................................................................ 87.5 104.5
Operating income before goodwill amortization........................ 11.2  16.0
Operating income after goodwill amortization.........................  9.0  13.7
Income before tax....................................................  3.8   6.0
Net income...........................................................  2.2   3.6
EPS ($).............................................................. 0.19  0.27
Pro forma EPS ($).................................................... 0.35  0.43
(adjusted for goodwill amortization and tax rate)

PEARSON TELEVISION BACKGROUND

  Pearson Television already owns a number of production companies, including Grundy Worldwide, Thames Television, Alomo and Witzend, and distributes programmes worldwide through Pearson Television International. In the US it owns a small television production company and ACI, which distributes movies of the week.

  Pearson Television specialises, through Grundy Worldwide, in the production of serial dramas and entertainment shows. It is currently producing abound 60 programmes in 20 countries in Western and Eastern Europe, Australasia, South America and Asia.

  The portfolio includes long established formats still attracting large audiences in many countries and newer formats which are being adapted successfully for new territories. In the past five years, Grundy has launched four new daily drama series in Germany and, only two weeks ago, launched a German version of Prisoner Cell Block H. Neighbours, produced in Australia, is now in its twelfth year of production, and has been seen in over 120 countries worldwide, including 11 years on BBC in the UK. Grundy is producing, a new daily serial, its twelfth in the world in Hungary, for transmission in spring next year. All Grundy's productions are made in the local language.

  Other international successes include in Australia, Sale of the Century which recently celebrated 17 years on air and Wheel of Fortune into its sixteenth year of production. In France, Questions Pour Un Champion (Going For
Gold) is in its ninth year, and is still the highest rated show in peak times. In Indonesia, Famili Seratus (Family Feud) is running daily. Night Fever which is currently Channel 5's most successful gameshow has, as a result, been launched in Italy and is being piloted in Spain and Germany.

Among Pearson Television's best-known UK productions are The Bill, Birds of a Feather, Goodnight Sweetheart, Des O'Connor Tonight, This Is Your Life and Wish You Were Here..? Other productions currently

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on air in Britain include Family Affairs, Wing and a Prayer, and a re-run of
The Sweeney, all among the many Pearson Television productions on Channel 5.

  Part of Pearson Television's strategy is to own stakes in broadcasters to which we can sell programming or services. Pearson Television has a 24% interest in the UK broadcaster. Channel 5; 20% in UKTV, an Australian cable and satellite channel; 20% in M-RTL, a new Hungarian terrestrial channel; 45% in ECM, a joint venture with BBC; and 15% in Home TV, an Indian satellite channel. It also has investments in Flextech (3%), Phoenix Pictures (15%), a Hollywood movie producer and in SES (7.6%), the owner of the Astra satellite system.

  The strategic alliance between Recoletos and Antena 3, announced at the end of September, will provide new programming opportunities for Pearson Television which will be represented on the Antena 3 board.

  Pearson Television has a growing UK transmission business based at its London headquarters in Stephen Street, from where it transmits a dozen different channels, including Channel 5, the Disney Channels, Discovery Europe, and several Flextech channels.

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